*FOIA Confidential Treatment Request* Confidential Treatment Requested by EHang Holdings Limited in connection with Registration Statement on Form F-1

Will H. Cai

+852 3758 1210

wcai@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL***]”.

November 18, 2019

VIA EMAIL AND EDGAR

Ms. Melissa Gilmore

Mr. Doug Jones

Mr. Michael Killoy

Mr. James Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	EHang Holdings Limited

Registration Statement on Form F-1

Filed November 12, 2019

File No. 333-234411

CIK No. 0001759783

Dear Ms. Gilmore, Mr. Jones, Mr. Killoy and Mr. Lopez:

On behalf of our client, EHang Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are submitting this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment communicated to us during a phone call on November 15, 2019 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed with the Commission on November 12, 2019 (the “Registration Statement”). This letter explains how the Company determined the estimated fair value of the ordinary shares and the reasons for any differences between the recent valuation of the Company’s ordinary shares leading up to the Company’s initial public offering (the “IPO”) and the estimated offering price.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

EHang Holdings Limited

November 18, 2019

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (+852) 3758-1210 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Company advises the Staff that the Company preliminarily estimates a price range of [CONFIDENTIAL******CONFIDENTIAL] per American depositary share (“ADS”), each representing two Class A ordinary shares of the Company, for its IPO. After giving effect to the ADS-to-share ratio, the estimated price range is from [CONFIDENTIAL******CONFIDENTIAL] per ordinary share (the “Preliminary IPO Price Range”). As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value but was determined pursuant to recent discussion between the Company and the prospective underwriters for the IPO. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects, performance of recent initial offerings and input received from the prospective lead underwriters on the assessment of the foregoing factors.

The Company expects to include a price range, which may be different from the Preliminary IPO Price Range, in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

Restricted Share Unit Grants

As of the date of the Registration Statement, the Company had granted 7,737,335 restricted share units (each restricted share unit represents the right to acquire one ordinary share) under its 2015 share incentive plan, including one batch granted on July 1, 2019 (which was the only batch granted during the period for which the financial information was included in the Registration Statement). The following information is in relation to the restricted share units granted:

Grant Date	Fair Value Per Share	Discount Rate	DLOM
July 1, 2019	US$5.2340	21.0%	6.0%

Ordinary Shares Valuation

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of its ordinary shares has been determined by the Company’s board of directors (the “Board”), with input from management, considering the Company’s most recent arm’s-length sales of its preferred shares and the valuation analyses of its ordinary shares performed by an independent third-party valuation firm, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Company first determined the Company’s equity value and then allocated the equity value to each element of its capital structure (preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

EHang Holdings Limited

November 18, 2019

In determining its equity value, the Company evaluated the backsolve method, the interpolation method, and income approach/discounted cash flow method, or DCF, and applied the method that the Company considered as the most appropriate in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, with the assistance of an independent third-party appraiser. The assumptions the Company used in the valuation model are based on future expectations combined with management judgement, with inputs of numerous objective and subjective factors, to determine the fair value of the Company’s equity value, including the following factors:

•	the Company’s stage of development;

•	progress of the Company’s research and development efforts;

•	the impact of significant corporate events or milestones;

•	material risks related to the business, including regulatory risks and uncertainties;

•	the Company’s actual operating results and financial condition, including the Company’s success in commercializing its autonomous aerial vehicles (“AAV”) and level of available capital resources;

•	trends and developments in the AAV industry;

•	equity market conditions affecting comparable public companies; and

•

the likelihood and potential timing of achieving a liquidity event for the holders of ordinary shares underlying the Company’s equity awards, such as an initial public offering, given prevailing market conditions.

Factors Contributing to Difference between the Estimated Fair Value as of July 1, 2019 and the Midpoint of the Preliminary IPO Price Range

The Company believes the following key factors, among others, explain the difference between US$5.2340 per share, the estimated fair value of the Company’s ordinary shares as of July 1, 2019, and [CONFIDENTIAL******CONFIDENTIAL], the midpoint of the Preliminary IPO Price Range.

•

Organic growth of the Company’s air mobility business. Since early 2019, the Company has accelerated the commercialization of its passenger-grade AAVs in air mobility solutions, the Company’s core business. In particular, in the third quarter of 2019, the Company sold 18 passenger-grade AAVs, compared with 17 in the first two quarters of 2019 combined. As a result, revenues from air mobility solutions reached RMB24.9 million (US$3.6 million) in the third quarter of 2019, representing 72% of the Company’s total revenues in the quarter, increased by 29% sequentially from RMB19.3 million in the three months ended June 30, 2019. The Company’s gross profit increased by 50% sequentially from RMB12.7 million in the three months ended June 30, 2019 to RMB19.1 million (US$2.7 million) in the three months ended September 30, 2019.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

EHang Holdings Limited

November 18, 2019

•

Strategic cooperation agreements with major business partners. From July 1, 2019 to September 30, 2019, the Company promoted cooperation with several business partners. For example, the Company announced strategic cooperation with China’s Guangzhou government in August 2019, and strategic partnership with each of Vodafone GmbH and an Azerbaijan airline in October 2019 whereby the Company will have in-depth cooperation with these parties on autonomous aerial vehicles, command and control center, logistics and other applications in the field of urban air mobility.

•

Major delivery milestone for its core products. As the development of the Company’s flagship product, EHang 216, are commercialized in a larger scale, Ehang has ramped up its production capacity and successfully delivered model 216 to customers in the tourism, medical and transportation industries in China, Europe and North America.

•

Increased probability of an IPO and substantially enhanced liquidity and marketability of the Company’s shares. The Preliminary IPO Price Range represents a future price for ordinary shares that, if issued in the IPO, assumes a 100% probability of the consummation of the IPO and that, if issued in the IPO, the shares will be immediately freely tradable in a public market, whereas the estimated fair value of the ordinary shares as of July 1, 2019 represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the ordinary shares through the date hereof and the Preliminary IPO Price Range. At the time of the July 1, 2019 grant, the Company had confidentially submitted its draft registration statement to the Commission, but had not publicly filed the registration statement.

•

Conversion of preferred shares. The holders of the Company’s preferred shares currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of the Company’s ordinary shares, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s ordinary shares and liquidation payments in preference to holders of ordinary shares. The Preliminary IPO Price Range assumes the conversion, on a share-for-share basis, of all of the preferred shares into ordinary shares immediately prior to the completion of the IPO. The corresponding elimination of these economic rights and preferences results in a higher valuation of the ordinary shares after the IPO.

•

Substantially enhanced balance sheet and financial resources. The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets, provide enhanced operational flexibility, strengthen the Company’s brand recognition and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate.

As described above, the estimated fair value of the restricted share units granted as of July 1, 2019 is supported by contemporaneous independent valuations of the underlying ordinary shares. Accordingly, the Company and the Board consider it to represent a bona fide estimate of the fair value of the ordinary shares as of the grant date. The restricted share units granted on July 1, 2019 will vest over a four-year period starting from July 1, 2019, and the related share-based compensation expenses will be amortized over four years on a straight-line basis. Hence, the foregoing discussion with respect to the July 1, 2019 grant, which was made subsequent to the date of the most recent balance sheet contained in the Registration Statement, is not included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Registration Statement.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

EHang Holdings Limited

November 18, 2019

Understandings

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

*FOIA Confidential Treatment Request* Confidential Treatment Requested by EHang Holdings Limited in connection with Registration Statement on Form F-1

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3758 1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Huazhi Hu, Chairman and Chief Executive Officer, EHang Holdings Limited

Richard Jian Liu, Chief Financial Officer, EHang Holdings Limited

Ben Yang, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Dominik Sklenar, Esq., Partner, Latham & Watkins LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com